Prospectus Supplement filed under Rule 424(b)(3)
Registration No. 333-131778

Prospectus Supplement No. 2 dated November 15, 2006
(To Prospectus dated June 7, 2006)

SPACEDEV, INC.
UP TO 12,140,280 SHARES OF COMMON STOCK

This Prospectus Supplement No. 2 to the Prospectus dated June 7, 2006 relates to up to 12,140,280 shares of our Common Stock that may be disposed of from time to time by the Selling Security Holders.

This Prospectus Supplement should be read in conjunction with the Prospectus dated June 7, 2006. This Prospectus Supplement adds to and updates the information contained in the Prospectus dated June 7, 2006 and Prospectus Supplement No. 1 dated September 14, 2006.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SELLING SECURITYHOLDERS

This Prospectus Supplement No. 2 amends information in the Prospectus dated June 7, 2006, pertaining to the selling security holder, Omicron Master Trust ("Omicron"), with respect to an amortizing convertible preferred stock issued by SpaceDev, Inc. (the "Company") to Omicron on January 12, 2006 (the "Convertible Preferred") in the principal amount of $1,000,000 at a conversion price of $1.48 per share with warrants to purchase 220,415 shares of the Company’s common stock at $1.51. The Company also issued a preferred stock warrant to Omicron granting them the right to purchase 388.3495 additional shares of the Convertible Preferred, or XXX shares of the Company’s common stock, on a converted basis, which expires on the one year anniversary of the Convertible Preferred issuance.

On August 23, 2006, pursuant to the terms of a Securities Purchase Agreement, Omicron transferred and assigned to Rockmore Investment Master Fund Ltd. (“Rockmore”), $305,066.67 of its Convertible Preferred, or the equivalent of 305.0667 shares of Convertible Preferred, or 206,126 shares of the Company’s common stock, on a converted basis. As of November 6, 2006, $25,303.70 of the Convertible Preferred had been paid according to the amortization feature; thereby reducing the balance of outstanding Convertible Preferred from 305.0667 to 293.3300 shares of Convertible Preferred, which is convertible into 198,198 shares of the Company’s common stock. Also on August 23, 2006, Omicron transferred and assigned to Rockmore warrants on 69,820 shares of the Company’s common stock at $1.51 per share with the remaining 150,595 warrants to be held by Omicron. Omicron also transferred and assigned a preferred stock warrant to Rockmore granting them rights to purchase 123.0291 shares of Convertible Preferred, or 83,128 shares of the Company’s common stock, on a converted basis, which expires on the one year anniversary of the original Convertible Preferred issuance.
..

On August 23, 2006, pursuant to the terms of a Securities Purchase Agreement, Omicron transferred and assigned to Portside Growth and Opportunity Fund ("Portside"), $657,896.29 of its Convertible Preferred, or the equivalent of 657.8963 shares of Convertible Preferred, or 444,525 shares of the Company’s common stock, on a converted basis. As of November 6, 2006, $11,733.34 of the Convertible Preferred had been paid according to the amortization feature; thereby reducing the balance of outstanding Convertible Preferred from 657.8963 to 632.5900 shares of Convertible Preferred, which is convertible into 427,427 shares of the Company’s common stock. Also on August 23, 2006, Omicron did not transfer any warrants of the Company’s common stock but transferred and assigned to Portside a preferred stock warrant granting them rights to purchase 265.3204 shares of Convertible Preferred, or 179,271 shares of the Company’s common stock, on a converted basis, which expires on the one year anniversary of the original Convertible Preferred issuance.

The following table lists Portside and Rockmore as the selling security holders and other information regarding the beneficial ownership of Common Stock by such selling security holders as of November 6, 2006:

Name	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Number of Shares to Be Beneficially Owned After Offering (1)	Percentage of Class to be Beneficially Owned After Offering
Portside Growth and Opportunity Fund (2)	606,698	606,698	0	*
Rockmore Investment Master Fund Ltd. (3)	431,921	431,921	0	*

* Indicates less than 1%.

(1) We do not know when or in what amounts the selling security holders may offer for sale the shares of Common Stock pursuant to this offering. The selling security holders may choose not to sell any of the shares offered by this Prospectus Supplement No. 2. Because the selling security holders may offer all or some of the shares of Common Stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of the Company’s common stock, we cannot estimate the number of shares of common stock that the selling security holders will hold after completion of the offering. For purposes of this table, we have assumed that the selling security holders will have sold all of the shares listed under the column "Shares Being Offered" in this Prospectus Supplement No. 2 upon the completion of the offering.

(2) Ramius Capital Group, L.L.C. ("Ramius") is the investment adviser of Portside and consequently has voting control and investment discretion over securities held by Portside. Ramius disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to Portside is Ramius. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares offered through this Prospectus by Portside and will receive no compensation whatsoever in connection with sales of shares by Portside offered through this Prospectus.

(3) Rockmore Capital, LLC ("Rockmore Capital") and Rockmore Partners, LLC ("Rockmore Partners"), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore, an exempted company formed under the laws of Bermuda ("Rockmore Master Fund"). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of the Company’s common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of the Company’s common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of the Company’s common stock owned by Rockmore Master Fund and, as of August 23, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of the Company’s common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of the Company’s common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of the Company’s common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of the Company’s common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Rockmore Master Fund.

This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus dated June 7, 2006.